UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE
STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
 _____________________________________

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 001-34910
 _____________________________________
HUNTINGTON INGALLS INDUSTRIES, INC.
NEWPORT NEWS OPERATIONS SAVINGS
(401(k)) PLAN FOR UNION ELIGIBLE
EMPLOYEES
(Full title of the plan)
 _____________________________________

HUNTINGTON INGALLS INDUSTRIES, INC.
4101 Washington Avenue, Newport News, Virginia 23607
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

HUNTINGTON INGALLS INDUSTRIES, INC. NEWPORT NEWS
OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	3

Notes to Financial Statements as of December 31, 2020 and 2019, and for the Year Ended December 31, 2020	4-10

SUPPLEMENTAL SCHEDULE -

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2020	11

SIGNATURE	12

EXHIBIT INDEX	13

NOTE: Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the HII Administrative Committee and Participants of the
Huntington Ingalls Industries, Inc. Newport News Operations Savings
(401(k)) Plan for Union Eligible Employees
Newport News, Virginia

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Huntington Ingalls Industries, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees (the "Plan") as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
DELOITTE & TOUCHE LLP
Richmond, Virginia
June 15, 2021
We have served as the auditor of the Plan since 2001.

HUNTINGTON INGALLS INDUSTRIES, INC. NEWPORT NEWS
OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF December 31, 2020 and 2019
($ in thousands)

	2020	2019
ASSETS:
Investments — at fair value:
Schwab Personal Choice Retirement Account	$1,230	$250
Cash equivalents	800	919
HII common stock	38,297	48,849
Collective trust funds	482,631	409,031

Total investments	522,958	459,049

Notes receivable from participants	35,880	33,465

NET ASSETS AVAILABLE FOR BENEFITS	$558,838	$492,514

The accompanying notes are an integral part of these statements.

HUNTINGTON INGALLS INDUSTRIES, INC. NEWPORT NEWS
OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2020
($ in thousands)

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$34,685
Interest and dividends	34

Net investment income	34,719

Interest income on notes receivable from participants	1,877

Contributions:
Participant contributions	37,254
Employer contributions	26,861

Total contributions	64,115

DEDUCTIONS:
Benefits paid to participants	33,867
Administrative expenses	520

Total deductions	34,387

INCREASE IN NET ASSETS	66,324

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	492,514

End of year	$558,838

The accompanying notes are an integral part of this statement.

HUNTINGTON INGALLS INDUSTRIES, INC. NEWPORT NEWS
OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019, AND FOR THE YEAR ENDED DECEMBER 31, 2020

1.DESCRIPTION OF THE PLAN
The following description of the Huntington Ingalls Industries, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan was established by Newport News Shipbuilding and Dry Dock Company, effective July 1, 1992, as a defined contribution 401(k) plan that provides for tax-deferred savings with both a defined contribution 401(k) plan and an employee stock ownership plan ("ESOP"). The Plan sponsor is Huntington Ingalls Industries, Inc. ("HII" or the "Company").
All United Steelworkers of America and its Local 8888, International Union Security, Police, and Fire Professionals of America and its Amalgamated Local No. 451, International Association of Fire Fighters and its Local I-45, and International Association of Machinist and Aerospace Workers employees of the Company and its affiliates with at least 90 days of continuous service or 1,000 hours during a one-year period are eligible to participate in the Plan.
All of the Plan’s investments are participant-directed. Both the savings and the ESOP features are reported within the Plan’s financial statements. The Plan is administered by the HII Administrative Committee (the “Plan Administrator”). The trustee and record keeper for the Plan is Principal Financial Group (the “Trustee”), which transitioned from Wells Fargo Bank, N.A. upon acquisition in 2019. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Contributions — Plan participants may contribute from 1% to 30% of eligible compensation on a tax-deferred (pre-tax) basis through payroll withholdings. Active participants may change the percentage of their contributions at any time. The Company makes employer matching contributions to the Plan for participants covered under the terms of the Basic Labor Agreements between Huntington Ingalls Incorporated and the United Steelworkers of America and its Local 8888, the International Union Security, Police, and Fire Professionals of America and its Amalgamated Local No. 451, the International Association of Fire Fighters and its Local I-45, and the International Association of Machinist and Aerospace Workers (the "Basic Labor Agreements"). Such employer matching contributions are 100% of the first 2% of the participant’s annual compensation, 50% of the next 2% of the participant’s annual compensation, and 25% of the next 4% of the participant’s annual compensation contributed to the Plan. All Plan contributions are subject to the limitations prescribed by the Internal Revenue Code of 1986 (the “Code”).
Certain employees hired or re-hired on or after January 1, 2010 are eligible to receive an additional employer contribution known as a Retirement Account Contribution ("RAC"). RACs are calculated and credited for each payroll date.

The Company credits participants who meet eligibility requirements with a RAC each pay period in an amount determined as a percentage of eligible compensation for each pay period in accordance with the following table:

Percentage of
Participant's Age	Compensation
Less than 35	3
35–49	4
50 or older	5
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, any employer contributions, and an allocation of the Plan’s earnings, and charged with the participant's withdrawals, an allocation of the Plan’s losses, and an allocation of administrative expenses borne by the Plan. Allocations are based on the participant’s account balance, as defined in the Plan document. The benefit to which a participant is entitled is that which can be provided from the participant’s vested account.
Vesting — Plan participants are immediately vested in their own contributions (including any investment earnings thereon). Employer matching contributions become 100% vested upon the earlier of the participant’s attainment of two years of credited service as defined in the Plan document or normal retirement age (age 62). Full vesting of employer matching contributions also occurs upon termination of employment due to death, total disability, or a “reduction in force” as defined in the Basic Labor Agreements.
Plan participants are fully vested in their RAC, plus earnings thereon, upon the completion of three years of credited service.
Forfeited Accounts — Forfeitures of nonvested Company contributions plus earnings thereon may be used to reduce subsequent Company contributions. As of December 31, 2020 and 2019, forfeited accounts totaled approximately $615,000 and $332,000, respectively. During 2020, employer contributions were reduced by approximately $868,000 due to forfeited nonvested accounts.
Investment Options — Upon enrollment in the Plan, participants may direct their contributions in 1% increments to the 18 investment options plus a self-directed brokerage account option described in the Plan document. Participants may change their investment options on a daily basis.
Notes Receivable from Participants — Participants may borrow from their accounts a minimum of $500 up to a maximum of 50% of their vested account balance or $50,000, whichever is less. A participant may not have more than one outstanding loan at any given time. The maximum loan period is four and a half years. Loans are secured by the assignment of the participant’s vested interest in the Plan and bear interest at a rate of prime plus 1%. Repayments are made through payroll deductions (for active employees) or other forms of payment (for former employees or employees on a leave of absence). As of December 31, 2020, participant loans had maturities through 2025 at an interest rate range of 4.25% to 6.5%.
Payment of Benefits — Distributions are generally made in a single lump sum payment as soon as practicable following termination of service, including layoff. However, a terminated participant under the age of 62 whose vested account balance exceeds $1,000 must consent to the distribution of his or her account balance prior to the date the participant attains age 62. Interests in the Company common stock fund are distributed in accordance with the ESOP plan provisions.

The Plan was amended effective July 1, 2019, to give participants greater flexibility to manage their Plan account throughout retirement by providing a partial distribution option.

Withdrawals — A participant may withdraw all or a portion of his or her vested account balance, net of any loan balances, for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2 in the case of hardship (as described in the Plan document), and such withdrawals are subject to tax withholdings as appropriate.
The Plan was amended effective January 1, 2020, to update certain hardship withdrawal procedures as required by law.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, U.S. and foreign government and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and such changes could materially affect the amounts reported in the financial statements.
The 2019 novel coronavirus (or “COVID-19”) has adversely affected, and may continue to adversely affect, economic activity globally, nationally, and locally. At the onset of the COVID-19 outbreak, the values of investment securities declined significantly but recovered by year-end 2020. The COVID-19 outbreak may impact the Plan’s participant account balances in the future, but we cannot predict the extent of the impact at this time.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value as determined by the Trustee pursuant to a trustee agreement, as directed and overseen by the HII Investment Committee (the "Investment Committee"). The shares of registered investment company funds are valued at quoted market prices, which represent the net asset values ("NAV") of shares held by the Plan at year end. Investments in the collective trust funds are valued based on the redemption prices of units owned by the Plan, which is based on the current fair value of the funds’ underlying assets. Securities traded on a national securities exchange, including investments in common stock, are valued at their quoted market prices at the end of the Plan year.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Brokerage commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of a security are added to the cost of the security or deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on the assets of the funds, or on any gain or loss resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.
Expenses — Administrative expenses of the Plan may be paid by either the Plan or the Plan's sponsor as provided in the Plan document.
Payment of Benefits — Benefit payments to participants are recorded upon distribution.
New Accounting Pronouncements — In July 2018, the FASB issued ASU 2018-09, Codification Improvements, which made changes to a variety of topics to clarify, correct errors in, or make minor improvements to the Accounting Standards Codification (ASC). The amendments in the ASU were effective for the Plan’s fiscal year beginning after December 15, 2019, with early adoption permitted. Entities are required to adopt the guidance retrospectively to all periods presented. The Plan adopted the updated provisions in these financial statements.
In August 2018, FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements for fair value measurements. The updated guidance was effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Plan adopted the updated provisions in these financial statements.
3.    FAIR VALUE MEASUREMENTS
Accounting Standards Codification 820, Fair Value Measurement ("ASC 820"), clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.
The valuation techniques under ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. These two types of inputs create the following fair value hierarchy:
Level 1 — Quoted prices for identical instruments in active markets. Level 1 investments of the Plan primarily include registered investment company funds and common stock based on pricing, frequency of trading, and other market considerations.
Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3 — Significant inputs to the valuation model are unobservable. There were no Level 3 investments in the Plan as of December 31, 2020 and 2019.

The following tables set forth by level the fair value hierarchy of the investments held by the Plan as of December 31, 2020 and 2019 ($ in thousands):

As of December 31, 2020	Level 1	NAV (a)	Total
Schwab Personal Choice Retirement Account	$1,230	$—	$1,230
Cash equivalents	800	—	800
HII common stock	38,297	—	38,297
Collective trust funds	—	375,979	375,979
Separately managed account	—	106,652	106,652

Total	$40,327	$482,631	$522,958

(a)Investments in collective trust funds are measured at fair value using NAV, and therefore have not been classified in the fair value hierarchy. There are no unfunded commitments for these securities, and there are no participant or Plan-level redemption restrictions.

As of December 31, 2019	Level 1	NAV (a)	Total
Schwab Personal Choice Retirement Account	$250	$—	$250
Cash equivalents	919	—	919
HII common stock	48,849	—	48,849
Collective trust funds	—	310,510	310,510
Separately managed account	—	98,521	98,521

Total	$50,018	$409,031	$459,049

(a)Investments in collective trust funds are measured at fair value using NAV, and therefore have not been classified in the fair value hierarchy. There are no unfunded commitments for these securities, and there are no participant or Plan-level redemption restrictions.
4.     INTEREST IN STABLE RETURN FUND
The HII Stable Return Fund is a separately managed account sponsored by the Company. It is 100% invested in a collective investment trust fund sponsored by Wells Fargo (the "Fund"). Participants ordinarily may direct either the withdrawal or transfer of all or a portion of their investment at contract value. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrapper agreement).
The Fund invests in assets, typically fixed income securities or bond funds, and enters into "wrapper" contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company, to make payments to the Fund in certain circumstances. Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. Under the terms of the wrapper contract, the realized and unrealized gains and losses on the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate (which is the rate earned by participants in the trust for the underlying investments). To protect the participants’ principal and accrued interest, the wrapper contract provides that the adjustments to the crediting rate will not result in a future interest crediting rate that is less than zero.
Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the trust are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses.
The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at fair value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, an employer election to withdraw from a wrapper contract in order to switch to a different investment provider, or the adoption of a successor plan (in the event of the spin-off or sale of a division) that does not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Plan management believes that the events described above that could result in the payment of benefits at fair value below contract value are not probable of occurring in the foreseeable future.
5.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Plan investments include shares of Company common stock. The Huntington Ingalls Industries Fund held 224,642 and 194,709 shares of common stock of the Company with fair values of $38,297,000 and $48,849,000 as of December 31, 2020 and 2019, respectively. The Huntington Ingalls Industries Fund also held cash and cash equivalents with fair values of approximately $800,000 and $919,000 as of December 31, 2020 and 2019, respectively.
Plan investments also included shares of registered investment company funds and collective trust funds managed by the Trustee, which also qualify as party-in-interest transactions. Fees paid by the Plan for investment services were included as a reduction of the return earned on each fund. In Plan management’s opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.
6.    PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA and applicable collective bargaining agreements. In the event of the Plan’s termination, the interests of all participants in their accounts would become 100% vested.
7.    FEDERAL INCOME TAX STATUS
The Plan Administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the Internal Revenue Code. The Plan Administrator received a favorable determination letter from the Internal Revenue Service (“IRS”) dated August 25, 2017, which indicated the Plan, as designed, was in compliance with the Internal Revenue Code (“IRC”). The Plan has been amended since the date of submission of the determination letter. The Plan Administrator believes, however, that the Plan is designed and is being operated in accordance with the applicable requirements of the IRC in all material respects and that the Plan therefore continues to be tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2020, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. While the Plan is subject to routine audits by taxing jurisdictions, no audits are currently in progress for any tax periods.
******

HUNTINGTON INGALLS INDUSTRIES, INC. NEWPORT NEWS
OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

Employer ID No: 90-0607005
Plan No: 107

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
($ in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	Separately managed account:
*	Wells Fargo	Stable Return Fund	**	106,652
	Collective trust funds:
*	Wells Fargo	S&P 500 Index Fund	**	100,898
*	Wells Fargo	U.S. Aggregate Bond Index Fund	**	28,163
*	Wells Fargo	S&P Midcap Index Fund	**	22,156
*	Wells Fargo	International Equity Index Fund	**	16,236
*	Wells Fargo	Russell 2000 Index Fund	**	13,400
	BlackRock	Lifepath Index 2065	**	4,530
	BlackRock	Lifepath Index 2060	**	17,709
	BlackRock	Lifepath Index 2055	**	44,984
	BlackRock	Lifepath Index 2050	**	31,150
	BlackRock	Lifepath Index 2045	**	17,828
	BlackRock	Lifepath Index 2040	**	13,792
	BlackRock	LIfepath Index 2035	**	15,021
	BlackRock	Lifepath Index 2030	**	18,234
	BlackRock	Lifepath Index 2025	**	19,325
	BlackRock	LIfepath Index Retirement	**	9,724
	BlackRock	Emerging Markets	**	2,829
				482,631

	Schwab Personal Choice Retirement account	Self Managed Brokerage Investment	**
*	Self directed brokerage money market fund			55
*	Self managed brokerage investment fund			1,175
				1,230

	Huntington Ingalls Industries Fund:
*	HII common stock	224,642 shares		38,297
*	Wells Fargo	Money Market		800
				39,097

*	Plan participants	Participant loans maturing 2021–2025 at an interest rate of 4.25% to 6.5%	**	35,880

	TOTAL			$558,838

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Huntington Ingalls Industries, Inc. Newport News Operations Savings (401(k)) Plan For Union Eligible Employees

Date: June 15, 2021	By:	/s/ Nicolas G. Schuck
Nicolas G. Schuck
Corporate Vice President, Controller and Chief Accounting Officer

EXHIBIT INDEX

23.1	Consent of Deloitte & Touche LLP.